Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2018 and Increases Cash Distribution

Monaco, April 27, 2018, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2018.

Highlights

•                  Completed a public offering of 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series B Preference Units”), raising gross proceeds of $115.0 million and net proceeds of $111.2 million.

•                  Prepaid in full the $45.0 million outstanding amount of the term loan facility with GasLog Ltd. (“GasLog”), due in March 2022.

•                  Prepaid in full the remaining $29.8 million balance of the junior tranche of the credit agreement entered into on February 18, 2016 (the “Five Vessel Refinancing”), due in April 2018.

•                  Successfully re-chartered the GasLog Santiago for approximately three and a half years commencing in either August or September 2018 at the Partnership’s option and either of the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) for one year, commencing in either November or December 2019 at the Partnership’s option.

•                  Announced and, post quarter-end, completed the acquisition of the GasLog Gibraltar from GasLog for $207.0 million, with attached multi-year charter to a subsidiary of Royal Dutch Shell plc (“Shell”). The acquisition was partially financed through the private issuance of $45.0 million of common units to GasLog.

•                  Quarterly Revenues, Profit, Adjusted Profit(1) and EBITDA(1) of $77.1 million, $32.0 million, $26.5 million and $55.8 million, respectively.

•                  Highest-ever quarterly Partnership Performance Results(2) for Revenues, Profit, Adjusted Profit(1), EBITDA(1) and Distributable cash flow(1) of $77.1 million, $32.0 million, $26.5 million, $55.8 million and $27.5 million, respectively.

•                  Increased cash distribution of $0.53 per common unit for the first quarter of 2018, 1.2% higher than the fourth quarter of 2017 and 6.0% higher than the first quarter of 2017.

•                  Distribution coverage ratio(3) of 1.13x, or 1.18x prior to the issuance of $45.0 million of common units in relation to the GasLog Gibraltar acquisition completed post quarter-end and certain other issuances of common and general partner units through April 26, 2018.

(1)             Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

(2)             Partnership Performance Results represent the results attributable to GasLog Partners which are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3)             Distribution coverage ratio represents the ratio of Distributable cash flow to the cash distribution declared. For the definition and reconciliation of Distributable cash flow to the most directly comparable financial measure calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “In the first quarter, GasLog Partners continued to execute its growth strategy, delivering our highest-ever Partnership Performance Results for Revenues, Profit, Adjusted Profit, EBITDA and Distributable cash flow. Following this strong performance, we are increasing our cash distribution for the sixth consecutive quarter to $0.53 per unit, or $2.12 per unit annualized, while maintaining prudent distribution coverage.

On March 21, 2018, we announced approval to enter into an agreement with GasLog for the drop-down of the GasLog Gibraltar, our fourth acquisition in the last twelve months. The acquisition closed on April 26, 2018, expanding the Partnership’s fleet to 13 wholly owned LNG carriers and increasing our average remaining charter duration. Furthermore, the financing of this transaction, with GasLog receiving $45 million newly issued, privately placed common units as partial consideration for the vessel, demonstrates the clearly aligned interests of GasLog Partners and GasLog.

We also announced multiple charter agreements with a new customer, including a three-and-a-half year charter for the GasLog Santiago, as well as a one-year charter for one of our modern steam-powered (“Steam”) vessels. Pro forma for the GasLog Gibraltar acquisition, these charters increase our contracted days to 90% in 2018 and 83% in 2019. Lastly, we strengthened our balance sheet by retiring over $100 million in debt during the quarter. These actions support our year-on-year distribution growth guidance of 5% to 7% in 2018 while positioning GasLog Partners to successfully execute future growth initiatives.”

Issuance of Series B Preference Units

On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Preference Units (including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series B Preference Units), liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering after deducting underwriting discounts, commissions and other offering expenses were $111.2 million. The Series B Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR B”.

New Charter Agreements

GasLog Partners entered into agreements with a new customer for two new charters plus options for an additional two charters, exercisable by the charterer. The agreements include an approximately three-and-a-half-year charter for the GasLog Santiago, a 155,000 cbm TFDE LNG carrier built in 2013, commencing in either August or September 2018 at the Partnership’s option, and a one-year charter for a 145,000 cbm Steam vessel (either the 2006-built Methane Jane Elizabeth or the 2007-built Methane Alison Victoria as nominated by the Partnership) commencing in either November or December 2019 at the Partnership’s option. The charterer has options to extend the first charter for up to an additional seven years and the second charter for up to an additional four years, both at escalating rates.

Acquisition of the GasLog Gibraltar

On March 21, 2018, we announced approval to enter into an agreement with GasLog to acquire 100% of the shares in the entity that owns and charters to Shell the GasLog Gibraltar from GasLog. The GasLog Gibraltar is a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a multi-year time charter with a subsidiary of Shell through October 2023 and Shell has two consecutive extension options which, if exercised, would extend the charter for a period of either five or eight years.

The aggregate purchase price for the acquisition was $207.0 million, which includes $1.0 million for positive net working capital balances transferred with the vessel. GasLog Partners financed the acquisition with cash on hand, including proceeds from the recent Series B Preference Units public offering, $45.0 million of new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per unit) and the assumption of the GasLog Gibraltar’s outstanding indebtedness of $143.6 million. The acquisition closed on April 26, 2018.

ATM Common Equity Offering Programme (“ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent.

Since the commencement of the ATM Programme through March 31, 2018, GasLog Partners has issued and received payment for a total of 2,737,405 common units, with cumulative gross proceeds of $62.9 million at a weighted average price of $22.97 per unit, representing a discount of 0.5% to the volume weighted average trading price of GasLog Partners’ common units on the days on which new common units were issued. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 55,866 general partner units to its general partner.

No issuances of common units were made under the ATM Programme in the first quarter of 2018. As of March 31, 2018, the cumulative net proceeds from the ATM Programme and the issuance of general partner units were $62.5 million.

Financial Summary

	IFRS Common Control Reported Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2017	December 31, 2017
Revenues	77,187	77,347	77,061	0%	0%
Profit	29,889	28,960	32,002	7%	11%
Adjusted Profit(2)	29,241	25,605	26,532	(9)%	4%
EBITDA(2)	59,196	56,437	55,830	(6)%	(1)%

(1)             “IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfers of such vessels were accounted for as reorganizations of entities under common control for IFRS accounting purposes. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(2)             Adjusted Profit and EBITDA are non-GAAP financial measures. For the definitions and reconciliations of these measures to the most directly comparable financial measure presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The increase in profit in the first quarter of 2018 as compared to the same period in 2017 is mainly attributable to an increase of $6.3 million in gain on interest rate swaps, partially offset by a decrease in profit from operations of $3.5 million (due to increased scheduled technical maintenance costs and administrative fees) and an increase in financial costs of $1.1 million.

The increase in profit in the first quarter of 2018 as compared to the fourth quarter of 2017 is mainly attributable to an increase of $3.2 million in gain on interest rate swaps.

	Partnership Performance Results(1)
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	March 31, 2017	December 31, 2017	March 31, 2018	March 31, 2017	December 31, 2017
Revenues	56,993	76,219	77,061	35%	1%
Profit	21,022	28,438	32,002	52%	13%
Adjusted Profit(2)	20,374	25,083	26,532	30%	6%
EBITDA(2)	42,026	55,358	55,830	33%	1%
Distributable cash flow(2)	23,496	26,934	27,462	17%	2%
Cash distributions declared	20,121	22,845	24,272	21%	6%

(1)             “Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfers of the vessel owning entities by GasLog to the Partnership represent reorganizations of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and earnings per unit, which similarly exclude the results of vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For the definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)             Adjusted Profit, EBITDA and Distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The increase in profit for the first quarter of 2018 as compared to the same period in 2017 is attributable to the $12.5 million profit from operations of the GasLog Greece, the GasLog Geneva and the Solaris, acquired by the Partnership on May 3, 2017, July 3, 2017, and October 20, 2017, respectively, and an increase of $6.3 million in gain on interest rate swaps, partially offset by an increase of $5.1 million in financial costs, mainly resulting from the increased weighted average debt outstanding, an increase of $1.6 million in operating expenses for the remaining vessels, mainly resulting from increased scheduled technical maintenance costs related to engine maintenance, intermediate surveys and certifications, and crew wages, due to the unfavorable movement of the EUR/USD exchange rate, and an increase of $1.2 million in general and administrative expenses, mainly resulting from the increase in the administrative fees and the acquisitions of the GasLog Greece, the GasLog Geneva and the Solaris.

The increase in profit in the first quarter of 2018 as compared to the fourth quarter of 2017 is mainly attributable to an increase of $3.2 million in mark-to-market gain on interest rate swaps.

Preference Unit Distributions

On February 8, 2018, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit and a distribution on the Series B Preference Units of $0.33028 per preference unit. The cash distributions were paid on March 15, 2018 to all unitholders of record as of March 8, 2018.

Common Unit Distribution

On April 26, 2018, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.53 per common unit for the quarter ended March 31, 2018. The cash distribution is payable on May 11, 2018 to all unitholders of record as of May 7, 2018.

Liquidity and Financing

As of March 31, 2018, we had $145.1 million of cash and cash equivalents, of which $33.7 million was held in current accounts and $111.4 million was held in time deposits.

As of March 31, 2018, we had an aggregate of $1,053.8 million of indebtedness outstanding under our credit facilities of which $74.2 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $55.9 million.

On January 5, 2018, the respective subsidiaries of GasLog Partners prepaid in full the outstanding $29.8 million of the junior tranche of the Five Vessel Refinancing, which would have been due in April 2018. Also, on March 23, 2018, the $45.0 million term loan facility with GasLog was prepaid and terminated, which would have been due in March 2022.

On April 26, 2018, in connection with the acquisition of GAS-fourteen Ltd., the entity that owns the GasLog Gibraltar, the Partnership paid GasLog $19.0 million representing the $207.0 million aggregate purchase price, less the $45.0 million new privately placed common units issued to GasLog (1,858,975 common units at a price of $24.21 per unit) and the $143.6 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners plus an adjustment of $0.6 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

The Partnership has entered into four interest rate swap agreements with GasLog at a notional value of $470.0 million in aggregate, maturing between 2020 and 2022. As of March 31, 2018, the Partnership has hedged 44.0% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.7% (excluding margin).

As of March 31, 2018, our current assets totaled $159.8 million and current liabilities totaled $107.7 million, resulting in a positive working capital position of $52.1 million.

The GasLog Santiago and the GasLog Sydney are expected to complete their scheduled dry-dockings in the second quarter of 2018 and the GasLog Seattle is expected to complete her scheduled dry-docking during the fourth quarter of 2018. In addition to the normal cost of the scheduled dry-dockings for which provisions are made through our dry-docking reserves in our Distributable cash flow calculations, we have committed to make certain investments in two of these vessels with the aim of enhancing their operational performance at a total cost of approximately $28.6 million, which is expected to be capitalized as part of the respective vessel’s cost. Of the total cost of approximately $28.6 million, approximately $9.3 million has already been paid. The outstanding commitment of $19.3 million will be funded with cash balances and cash from operations. As a result of the additional work required, we expect the dry-dockings for these two vessels to last somewhat longer than would normally be the case. The additional time required for such work is expected to be approximately ten days per vessel.

LNG Market Update and Outlook

Global LNG production continued to grow in Q1 2018, registering a 10% year-on-year increase and a 2% increase over Q4 2017 as measured by Wood Mackenzie. The ramp-up of the Yamal project in Russia has outperformed expectations, the first commercial cargo from Cove Point in the United States was exported in April and legacy liquefaction capacity operated at high utilization to take advantage of the high prices caused by strong demand growth partly driven by the cold Northern Hemisphere winter. However, new supply growth was partly offset by several plant outages, principally at PNG LNG following an earthquake in late February and shorter outages of other projects in Malaysia, Russia and Peru.

While a number of projects expected onstream in 2018 have experienced delays, Wood Mackenzie currently expects that some 29 million tonnes per annum (“mtpa”) of capacity will enter commercial service between Q2 and Q4 2018, underpinning the forecasted 2018 supply of 325 mtpa, or 9% growth over 2017. Among the projects which Wood Mackenzie expects onstream in 2018 are Wheatstone Train 2 (Q2), Ichthys (Q3) and Prelude (Q4) in Australia, Cameroon floating LNG (Q2) and the second train at Yamal (Q4). A further 51 mtpa is forecast by Wood Mackenzie to come onstream over the 2019-2021 period. These estimates reflect recent news flow on the expected commissioning dates of the Ichthys, Freeport and Prelude projects.

In Q1 2018, 10 mtpa of long-term supply contracts were agreed, bringing the total volume of supply contracts signed since the beginning of 2017 to 37 mtpa, demonstrating strengthening interest from LNG buyers and potential support for sanctioning of further liquefaction capacity. Also during the first quarter, a number of potential new projects continued to make good progress towards final investment decisions (“FID”), including projects in the United States such as Corpus Christi Train 3, in Canada (boosted by British Columbia tax relief proposals) and in Mozambique (Area 1 project), as well as the announcement by the PNG LNG partners of reaching an agreement on plans to double exports from Papua New Guinea’s LNG facility to 16 mtpa.

LNG market participants continue to forecast significant growth in LNG demand. Consensus compound annual growth rate in LNG demand of 6% is forecast over the 2017-2025 period. Based upon Wood Mackenzie’s forecasts of supply either onstream or under construction, this suggests the market may be short of LNG as soon as 2020, reiterating the need for further LNG supply projects to be sanctioned in the near-term. LNG continues to be seen as an attractive way to diversify energy imports, with Germany being the most recent country to articulate plans to develop LNG import infrastructure.

As measured by Poten, tonne miles in Q1 2018 were 18% higher year on year, continuing the significant growth trend seen in 2017. Structural changes in the LNG market, such as fragmentation of market participants, the increasing market share of portfolio players such as Shell, Total S.A. and BP plc and commodity traders, and a move away from destination clauses in supply contracts are all increasing the amount of LNG traded and bode well for further increases in tonne miles.

Headline spot LNG shipping rates as reported by Clarksons have exhibited seasonal weakness in recent months, declining to $38,000 per day currently from approximately $80,000 per day at the beginning of the year. However, the decline has been more rapid than expected and exacerbated by a number of one-off factors, including the unplanned downtime at LNG facilities mentioned above, delays in the commissioning of new liquefaction supply and the delivery of 18 newbuild LNG carriers during the first quarter of 2018. Nonetheless, spot rates are currently 27% ahead of year ago levels. While the market may continue to be affected by seasonal factors driving LNG supply and demand, and there may be further delays to the commissioning of new liquefaction projects currently under construction, we remain optimistic that a tightening shipping market, driven by the positive outlook for LNG demand growth and the evolving LNG shipping market, will result in spot rates improving from current levels over time.

This positive outlook and the perceived requirement for new ships have resulted in 18 firm newbuild LNG carrier orders so far in 2018, of which two are GasLog vessels. Based on our analysis of expected LNG demand, between 35 and 62 additional LNG carriers will be needed by the end of 2022 and potentially as many as 117 vessels by 2025 to satisfy projected market growth.

Conference Call

GasLog Partners will host a conference call to discuss its results for the first quarter of 2018 at 8:30 a.m. EDT (1:30 p.m. BST) on Friday, April 27, 2018. Andrew Orekar, Chief Executive Officer, and Alastair Maxwell, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period.  Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 3011 4522 (Hong Kong)

Conference ID: 8954027

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 12:00 p.m. EDT (5:00 p.m. BST) on Friday, April 27, 2018 until 12:00 p.m. EDT (5:00 p.m. BST) on Friday, May 4, 2018.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

+852 3011 4541 (Hong Kong)

Conference ID: 8954027

The replay will also be available via a webcast on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 13 LNG carriers with an average carrying capacity of approximately 156,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  our ability to expand our fleet by acquiring vessels through our drop-down pipeline with GasLog;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to acquire assets in the future, including vessels from GasLog;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operations, including the discharge of pollutants;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  our business strategy and other plans and objectives for future operations;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2018, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3100

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

EXHIBIT I — Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2017 and March 31, 2018

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	December 31, 2017	March 31, 2018
Assets
Non-current assets
Derivative financial instruments	6,038	10,282
Vessels	1,953,057	1,943,426
Total non-current assets	1,959,095	1,953,708
Current assets
Trade and other receivables	3,629	2,817
Inventories	2,565	2,831
Due from related parties	475	—
Prepayments and other current assets	1,502	1,626
Derivative financial instruments	577	2,434
Short-term investments	—	5,000
Cash and cash equivalents	142,547	145,101
Total current assets	151,295	159,809
Total assets	2,110,390	2,113,517
Partners’ equity and liabilities
Partners’ equity
Common unitholders (41,002,121 units issued and outstanding as of December 31, 2017 and March 31, 2018)	752,456	755,172
General partner (836,779 units issued and outstanding as of December 31, 2017 and March 31, 2018)	11,781	11,866
Incentive distribution rights	6,596	8,119
Preference unitholders (5,750,000 Series A Preference Units issued and outstanding as of December 31, 2017 and 5,750,000 Series A Preference Units and 4,600,000 Series B Preference Units issued and outstanding as of March 31, 2018)	139,321	250,895
Total partners’ equity	910,154	1,026,052
Current liabilities
Trade accounts payable	4,636	3,181
Due to related parties	230	1,135
Derivative financial instruments	269	—
Other payables and accruals	39,255	29,211
Borrowings—current portion	103,829	74,188
Total current liabilities	148,219	107,715
Non-current liabilities
Borrowings—non-current portion	1,051,767	979,645
Other non-current liabilities	250	105
Total non-current liabilities	1,052,017	979,750
Total partners’ equity and liabilities	2,110,390	2,113,517

Unaudited condensed consolidated statements of profit or loss

For the three months ended March 31, 2017 and March 31, 2018

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	For the three months ended
	March 31, 2017	March 31, 2018
Revenues	77,187	77,061
Vessel operating costs	(13,643)	(15,591)
Voyage expenses and commissions	(967)	(1,055)
Depreciation	(16,697)	(16,786)
General and administrative expenses	(3,381)	(4,585)
Profit from operations	42,499	39,044
Financial costs	(12,760)	(13,888)
Financial income	127	519
Gain on interest rate swaps	23	6,327
Total other expenses, net	(12,610)	(7,042)
Profit for the period	29,889	32,002
Less:
Profit attributable to GasLog’s operations	(8,867)	—
Profit attributable to Partnership’s operations	21,022	32,002
Partnership’s profit attributable to:
Common units	14,724	24,057
Subordinated units	5,085	—
General partner units	420	539
Incentive distribution rights	793	2,368
Preference units	—	5,038

Earnings per unit for the period (basic and diluted):
Common unit (basic and diluted)	0.54	0.59
Subordinated unit	0.52	N/A
General partner unit	0.56	0.64

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2017 and March 31, 2018

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2017	March 31, 2018

Cash flows from operating activities:
Profit for the period	29,889	32,002
Adjustments for:
Depreciation	16,697	16,786
Financial costs	12,760	13,888
Financial income	(127)	(519)
Unrealized gain on interest rate swaps held for trading	(648)	(6,370)
Share-based compensation	135	235
	58,706	56,022
Movements in working capital	(2,557)	(3,870)
Cash provided by operations	56,149	52,152
Interest paid	(15,160)	(16,617)
Net cash provided by operating activities	40,989	35,535
Cash flows from investing activities:
Payments for vessels’ additions	(244)	(8,241)
Financial income received	123	417
Maturity of short-term investments	6,000	—
Purchase of short-term investments	—	(5,000)
Net cash provided by/(used in) investing activities	5,879	(12,824)
Cash flows from financing activities:
Borrowings repayments	(29,173)	(103,922)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)	80,141	—
Proceeds from public offering and issuance of preference units (net of underwriting discounts and commissions)	—	111,544
Payment of offering costs	(117)	(315)
Distributions paid	(19,549)	(27,464)
Net cash provided by/(used in) financing activities	31,302	(20,157)
Increase in cash and cash equivalents	78,170	2,554
Cash and cash equivalents, beginning of the period	56,506	142,547
Cash and cash equivalents, end of the period	134,676	145,101

EXHIBIT II

Non-GAAP Financial Measures:

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-eleven Ltd. (the owner of the GasLog Greece), GAS-thirteen Ltd. (the owner of the GasLog Geneva) and GAS-eight Ltd. (the owner of the Solaris), for the periods prior to their transfers to the Partnership on May 3, 2017, July 3, 2017 and October 20, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership on May 3, 2017, on July 3, 2017 and on October 20, 2017, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

Our IFRS Common Control Reported Results presented below include the accounts of the Partnership and its subsidiaries. Transfers of vessel owning subsidiaries from GasLog are accounted for as reorganizations of entities under common control and the Partnership’s consolidated financial statements are restated to reflect such subsidiaries from the date of their incorporation by GasLog as they were under the common control of GasLog.

GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of acquired vessels prior to their transfers to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes for the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended March 31, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	20,194	56,993	77,187
Vessel operating costs	(2,475)	(11,168)	(13,643)
Voyage expenses and commissions	(252)	(715)	(967)
Depreciation	(4,335)	(12,362)	(16,697)
General and administrative expenses	(297)	(3,084)	(3,381)
Profit from operations	12,835	29,664	42,499
Financial costs	(3,978)	(8,782)	(12,760)
Financial income	10	117	127
Gain on interest rate swaps	—	23	23
Total other expenses, net	(3,968)	(8,642)	(12,610)
Profit for the period	8,867	21,022	29,889

	For the three months ended December 31, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	1,128	76,219	77,347
Vessel operating costs	(17)	(16,169)	(16,186)
Voyage expenses and commissions	(14)	(957)	(971)
Depreciation	(301)	(16,785)	(17,086)
General and administrative expenses	(18)	(3,735)	(3,753)
Profit from operations	778	38,573	39,351
Financial costs	(257)	(13,557)	(13,814)
Financial income	1	316	317
Gain on interest rate swaps	—	3,106	3,106
Total other expenses, net	(256)	(10,135)	(10,391)
Profit for the period	522	28,438	28,960

	For the three months ended March 31, 2018
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	77,061	77,061
Vessel operating costs	—	(15,591)	(15,591)
Voyage expenses and commissions	—	(1,055)	(1,055)
Depreciation	—	(16,786)	(16,786)
General and administrative expenses	—	(4,585)	(4,585)
Profit from operations	—	39,044	39,044
Financial costs	—	(13,888)	(13,888)
Financial income	—	519	519
Gain on interest rate swaps	—	6,327	6,327
Total other expenses, net	—	(7,042)	(7,042)
Profit for the period	—	32,002	32,002

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted Profit represents earnings before (a) non-cash gain/loss on interest rate swaps that includes unrealized gain/loss on interest rate swaps held for trading and (b) write-off and accelerated amortization of unamortized loan fees. EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA, financial costs, gain/loss on interest rate swaps, taxes, depreciation and amortization; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently to how we do, limiting its usefulness as a comparative measure. EBITDA excludes some, but not all, items that affect profit or loss and these measures may vary among other companies. Therefore, EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to profit, the most directly comparable IFRS financial measure, for the periods presented.

EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog, as set out in the reconciliations below.

Reconciliation of Profit to EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
Profit for the period	29,889	28,960	32,002
Depreciation	16,697	17,086	16,786
Financial costs	12,760	13,814	13,888
Financial income	(127)	(317)	(519)
Gain on interest rate swaps	(23)	(3,106)	(6,327)
EBITDA	59,196	56,437	55,830

	Partnership Performance Results
	For the three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
Profit for the period	21,022	28,438	32,002
Depreciation	12,362	16,785	16,786
Financial costs	8,782	13,557	13,888
Financial income	(117)	(316)	(519)
Gain on interest rate swaps	(23)	(3,106)	(6,327)
EBITDA	42,026	55,358	55,830

Reconciliation of Profit to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	IFRS Common Control Reported Results
	For the three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
Profit for the period	29,889	28,960	32,002
Non-cash gain on interest rate swaps	(648)	(3,568)	(6,370)
Write-off and accelerated amortization of unamortized loan fees	—	213	900
Adjusted Profit	29,241	25,605	26,532

	Partnership Performance Results
	For the three months ended
	March 31, 2017	December 31, 2017	March 31, 2018
Profit for the period	21,022	28,438	32,002
Non-cash gain on interest rate swaps	(648)	(3,568)	(6,370)
Write-off and accelerated amortization of unamortized loan fees	—	213	900
Adjusted Profit	20,374	25,083	26,532

Distributable Cash Flow

Distributable cash flow means EBITDA, on the basis of the Partnership Performance Results, after considering financial costs for the period, including realized loss on interest rate swaps and excluding amortization of loan fees, estimated dry-docking and replacement capital reserves established by the Partnership and accrued distributions on preference units, whether or not declared. Estimated dry-docking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow, which is a non-GAAP financial measure, is a quantitative standard used by investors in publicly traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow has limitations as an analytical tool and should not be considered as an alternative to, or substitute for, or superior to, profit or loss, profit or loss from operations, earnings per unit or any other measure of operating performance presented in accordance with IFRS. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Partnership’s Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended
	March 31, 2017 (1)	December 31, 2017 (1)	March 31, 2018 (1)
Partnership’s profit for the period	21,022	28,438	32,002
Depreciation	12,362	16,785	16,786
Financial costs	8,782	13,557	13,888
Financial income	(117)	(316)	(519)
Gain on interest rate swaps	(23)	(3,106)	(6,327)
EBITDA	42,026	55,358	55,830
Financial costs (excluding amortization of loan fees) and realized loss on interest rate swaps	(8,419)	(12,332)	(11,771)
Dry-docking capital reserve (2)	(2,682)	(3,441)	(3,245)
Replacement capital reserve (2)	(7,429)	(9,551)	(8,314)
Accrued preferred equity distribution	—	(3,100)	(5,038)
Distributable cash flow	23,496	26,934	27,462
Other reserves (3) (4)	(3,375)	(4,089)	(3,190)
Cash distribution declared	20,121	22,845	24,272

(1)             Excludes amounts related to GAS-eleven Ltd., the owner of the GasLog Greece, GAS-thirteen Ltd., the owner of the GasLog Geneva and GAS-eight Ltd., the owner of the Solaris, for the periods prior to their transfers to the Partnership on May 3, 2017, July 3, 2017 and October 20, 2017, respectively.

While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, GAS-eleven Ltd., GAS-thirteen Ltd. and GAS-eight Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership in May 2017, July 2017 and October 2017, respectively, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2)             Effective January 1, 2018, the Partnership revised the assumed re-investment rate used in calculating the dry-docking capital reserve and the replacement capital reserve to reflect the upward movement of the USD London Interbank Offered Rate (“LIBOR”) rates.

(3)             Refers to reserves (other than the dry-docking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

(4)             For the three months ended March 31, 2018, the cash distributions declared and the other reserves have been affected by $1,072 payable in respect of 33,998 common units issued upon vesting of certain awards under the Partnership’s 2015 Long-Term Incentive Plan and also the Partnership’s private issuance of 1,858,975 common units to GasLog in connection with the acquisition of the GasLog Gibraltar on April 26, 2018. After giving effect to the aforementioned issuances and an additional issuance of 38,632 general partner units (in order for GasLog to retain its 2.0% general partner interest), the Q1 2018 distribution coverage ratio decreased from 1.18 to 1.13.